

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2022

Sandeep Mathrani
Chief Executive Officer
WeWork Inc.
575 Lexington Avenue
New York, NY 10022

      Re: WeWork Inc.
           Registration Statement on Form S-1
           Filed April 1, 2022
           File No. 333-264085

Dear Mr. Mathrani:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Shih-Kuei Chen at 202-551-7664 or Ruairi Regan at 202-551-3269 with any questions.

                               Sincerely,

                                 Division of Corporation Finance
                                 Office of Real Estate & Construction

cc: P. Michelle Gasaway, Esq.